

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3720

August 3, 2007

Via U.S. Mail and Facsimile to Adrian Daniels
Mr. Yossi Ben Shalom
Chairman of the Board of Directors
Pointer Telocation Limited
1 Korazin Street
Givatayim 53583, Israel

   RE: **Pointer Telocation Limited**
      Form 20-F/A for Fiscal Year Ended December 31, 2006
      Filed July 31, 2007
      File No. 0-51778

      Registration Statement on Form F-3
      Filed May 31, 2007
      File No. 333-143399

Dear Mr. Ben Shalom:

   We have reviewed your amendment and response letter dated July 31, 2007 and have the following comments. As noted in our comment letter dated June 25, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F/A for Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

General

1. We note your response to prior comment 1. We refer to your statement that the contracts cannot be settled in unregistered shares. Irrespective of the fact that the contracts do not include penalties or liquidated damages in the event you are unable to deliver registered shares, the related warrants should be classified as liabilities under EITF 00-19 since the registration of the shares is outside of your control and nonperformance under the contract is not considered an option. Accordingly, net-cash settlement is assumed. Refer to paragraph 17 of EITF 00-19. Please revise or tell us if paragraph 18 of EITF 00-19 applies to you.

        * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Please file your response letter on EDGAR.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director